

Mail Stop 3720

November 6, 2007

VIA U.S. MAIL AND FAX (507) 359-1611

Ms. Nancy Blankenhagen
Chief Financial Officer
New Ulm Telecom Inc.
27 North Minnesota Street
New Ulm, Minnesota 56073

> **Re: New Ulm Telecom, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **Forms 10-Q for Fiscal Quarter Ended June 30, 2007**
> **File No. 0-3024**

Dear Ms. Blankenhagen:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006
Note 1 – Summary of Significant Accounting Policies
Revenue Recognition, page 38

1. Tell us your basis for estimating revenues, pending finalization of costs studies and how you concluded that your estimates are reasonable. We note your disclosure on page 49 that you did not have in place an internal review process to ensure that the amounts being invoiced to inter-exchange carriers contained the

correct rates and number of access minutes billed. Also, please provide us a variance analysis between your revenue estimates as recognized and actual revenues earned, following the finalization of cost studies for each reporting period during the last two years.

2. We note your disclosure that customer contracts of sales and installations are recognized using the completed-contract method. Please tell us more about these contracts. Tell us in greater detail the circumstances in which you apply the completed-contract method and your consideration of paragraphs 30-33 of SOP 81-1.

3. Tell us the nature of your "servicing of communication systems." Also, tell us whether you provide on-going services with respect to your system sales and installations.

Note 11 – Guarantees, page 44

4. We note that you recorded your $2.133 million guarantee of a portion of the indebtedness of HCC as a liability at December 31, 2006. Tell us why you recorded this guarantee and refer to your basis in the accounting literature. Also, tell us how the total loan guarantee decreased to $1.2 million at June 30, 2007.

Note 12 – Sale of Midwest Wireless Holdings LLC, page 45

5. We note that your basis of presentation as described on page 37 excludes your cellular operations following the sale of your investments in cellular entities to Alltel. Tell us why you report equity in earnings and the gain on sale related to your MWH investment in continuing operations for all periods presented. Refer to paragraphs 41-45 of SFAS 144. Please advise or revise.

6. Please comply with the above comment in each of your Forms 10-Q for the quarterly periods through June 30, 2007.

Financial Statements of Hector Communications Corporation

Note 2 – Acquisition of Hector Communications Corporation, page 66

7. We note that HCC assigned an estimated useful life of 15 years to its customer relationship intangible asset. Tell us more about the customer relationship acquired. Further, tell us how HCC determined the useful life, specifically, its consideration of paragraph 11 of SFAS 142.

Form 10-Q for the quarter ended June 30, 2007

Note 6 – Subsequent Events, page 12

8. Please file audited financial statements for Hutchinson Telephone Company. Refer to Rule 3-05 of Regulation S-X.

9. Additionally, please provide pro forma financial statements as required under Rule 11-02 of Regulation S-X.

* * * *

As appropriate, please amend your filings and respond to these comments over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director